FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2008

Commission File Number

TOP SHIPS INC.
(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is the press release issued by Top Ships Inc. on September 25, 2008, announcing a short-term exclusivity agreement to explore an acquisition by an affiliate of George Economou.  The exclusivity agreement expires October 8, 2008.  This agreement is related to the exploration by such affiliate of the possible acquisition of the Company.

EXHIBIT 1

NEWS RELEASE for September 25, 2008
Contact:                 Michael Mason (investors)
Allen & Caron Inc
212 691 8087
michaelm@allencaron.com

TOP SHIPS ANNOUNCES SHORT-TERM EXCLUSIVITY AGREEMENT

ATHENS, GREECE, September 25, 2008.   TOP Ships Inc (NasdaqGS:TOPS) announced today that it has entered into an exclusivity agreement with an affiliate of George Economou, the Greek shipowner, providing for the exploration by such affiliate of the possible acquisition of the Company at a potential price of $6.00 per share.  The exclusivity agreement expires on October 8, 2008.  The exclusivity agreement also provides that the Company has agreed to reimburse such affiliate’s out of pocket expenses, up to $1.0 million, in certain circumstances.

About TOP Ships Inc.

TOP Ships Inc., formerly known as TOP Tankers Inc., is an international provider of worldwide seaborne crude oil and petroleum products and drybulk transportation services. Upon delivery of the remaining suezmaxes to their new owners, the Company will operate a combined tanker and drybulk fleet as follows:

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A fleet of seven double-hull handymax tankers, with a total carrying capacity of approximately 0.3 million dwt, of which 58% are sister ships. All of the Company's  handymaxes will be on time charter contracts with an average term of two years with all of the time charters including profit sharing agreements above their base rates.

■
Six newbuilding product tankers, which are expected to be delivered in the first half of 2009. All the expected newbuildings have fixed rate bareboat employment agreements for periods between seven and ten years.

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a fleet of five drybulk vessels with a total carrying capacity of approximately 0.3 million dwt, of which 70% are sister ships. All of the Company's drybulk vessels have fixed rate employment contracts for an average period of 30 months.

Forward Looking Statement

Certain statements and information included in this release constitute “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.  Neither party is under any obligation to negotiate either a binding or nonbinding agreement, and there is no guarantee that if negotiated, the transaction covered by a definitive agreement would close.

Important factors that, in our view, could affect the matters discussed in these forward-looking statements include, general market conditions, including fluctuations in charter rates and vessel values, changes in the demand for our vessels, offers that may be received from third parties, potential liability from pending or future litigation, general domestic and international political conditions, and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: September 25, 2008	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis Chief Executive Officer

SK 23116 0001 921760